CADBURY SCHWEPPES PLC

25 October 2007

For immediate release

NOTIFICATION OF PUBLICATION OF PROSPECTUS

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus dated 25 October 2007 relating to a £5,000,000,000 Euro Medium Term Note Programme with Cadbury Schweppes Public Limited Company, Cadbury Schweppes Finance p.l.c. and Cadbury Schweppes Investments plc as issuers.

DISCLAIMER — INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and are subject to US tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account of US persons (as defined in Regulation S under the Securities Act).

Your right to access this service is conditional upon complying with the above requirement.

To view the full document, please paste the following URL into the address bar of your browser.

[RNS will insert the URL of your PDF prospectus]

In addition, a copy of the Prospectus has been filed with, and is available for viewing at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

For further information, please contact:

Cadbury Schweppes Public Limited Company

25 Berkeley Square

London WJ1 6HB

Name of contact for queries:

Julian Baddeley

Telephone: 020 7830 5183

END

Name and signature of authorised Company official responsible for making this notification:

.........................................................

J M MILLS

DIRECTOR OF GROUP SECRETARIAT